SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 Form 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

                         Commission file number 0-8590

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Equitable of Iowa Companies Deferred Profit Sharing and Retirement Savings Plan and Trust.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Equitable of Iowa Companies
                         604 Locust Street
                         Des Moines, IA 50309

                          PROVIDED INFORMATION

     1) Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act are attached hereto as Exhibit 1 and by this reference are incorporated herein.

     2) Consent of Independent Auditors is attached hereto as Exhibit 2 and by this reference is incorporated herein.

                                SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         EQUITABLE OF IOWA COMPANIES
                   DEFERRED PROFIT SHARING AND RETIREMENT
                           SAVINGS PLAN AND TRUST

                          By: Equitable of Iowa Companies,
                              Administrator


Date:  June 25, 1997      By: /s/ Fred S. Hubbell
                              ___________________________
                              Fred S. Hubbell
                              President